

November 9, 2010

By U.S. Mail and facsimile to 702-309-7407

Mr. Ronald Boreta
Principal Financial Officer
All-American Sportpark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, NV 89119

> **Re: All-American Sportpark, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-24970**

Dear Mr. Boreta:

　　We have reviewed your supplemental response letter dated October 27, 2010 and have the following comments.

Form 10-K for the fiscal year ended December 31, 2009

1.   We note your response to comment one from our letter dated October 22, 2010 and your intention to revise the previously issued financial statements in connection with the accounting error related to the Callaway customer agreement. Please add a footnote to your restated financial statements explaining the correction of the error. Refer to the disclosure requirements for the correction of an accounting error beginning at FASB ASC 250-10-50-7.

2.   We have read your proposed disclosures regarding the Customer Agreement included in the appendix to your response and note that in some instances the proposed disclosure is not clear as to the form of contributions from Callaway. In this regard, please clarify your disclosure regarding the following provisions in the agreement or explain to us why no revision is necessary.

- You state AAGC will expend amounts to improve both the range facility as well as the golfing center. Section 1.4 and 1.5 of the agreement state the contribution shall be made by Callaway directly to the applicable contractors and vendors completing the work.

- You disclose that three payments each of $250,000 will be provided by Callaway for annual advertising expenses which will be repaid in golf merchandise to SAGS. Section 1.1 of the agreement states Callaway shall pay Saint Andrews $250,000 in the form of Golf Related Products and Section 2.3 of the agreement states Saint Andrews will reimburse AAGC at the time and in the manner agreed between AAGC and Saint Andrews.

3. Please refer to the last paragraph on page A-3 of your appendix. Please revise to clarify that the contributions from Callaway of up to $250,000 annually are in the form of golf related products to SAGS and reimbursement of advertising is due from Saint Andrews or advise us of the applicable section in the agreement that provides for annual payments by Callaway to you for advertising.

4. Please tell us if your certifying officers have considered the effect of the error on the accuracy of prior disclosures regarding internal controls over financial reporting and disclosure controls and procedures under Items 307 and 308 of Regulation S-K.

General

5. Please ensure you will make the conforming changes to your revised periodic reports as you proposed in your prior response letters during this review process.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding these comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: James P. Beck, Esq.